                                               EQU: TSX, NYSE

Equal Energy Provides Updates on Second Quarter Exit Production Rate, Operations and Drilling Programs for the Balance of 2010

Calgary, Alberta – (CNW – July 14, 2010) Equal Energy (“Equal”, “the Company”) exited the second quarter with production of 10,026 boe/day, of which approximately 600 boe/day resulted from the drilling on our Cardium, Circus Viola and Provost plays.  On July 7, Equal announced the closing of the sale of non-core assets which had contributed approximately 900 boe/day to this total.  Equal closed the purchase of an additional 90 boe/day of Hunton production from a partner in the play on July 9.  Second quarter exit production taking these adjustments for the sale and purchase into account would have been approximately 9,200 boe/day.

Equal’s current drilling plan for the balance of 2010 includes as many as four wells in the Hunton play, two wells in the Circus Viola play, one additional Cardium well, up to four Provost Dina PPP wells, one or two wells in the Princess Pekisko play, and up to four wells at our Alliance Viking play.  All these wells will be drilled horizontally and are targeting oil and liquids-rich gas prospects.

Equal reaffirms its previous production guidance of between 9,200 and 9,700 boe/day for 2010.

Hunton Play, Oklahoma
The July 9 acquisition of approximately 90 boe/day of Hunton, Oklahoma production was from a minor working interest partner for a cash purchase price of US$2.1 million. This additional production is from wells that are already operated by Equal.  This acquisition increases daily Hunton production to about 5,000 boe/day.  Equal anticipates spudding its first Hunton well for this year in late July.

Circus Viola Play, Oklahoma
Equal’s first 2010 Circus well was completed on May 25, 2010.  30-day production averaged approximately 200 bbls/day of 32 API oil (80 bbls/day net to Equal).  Equal’s second well was stimulated with a slick water fracture treatment in late June and fracture fluid is still being recovered.  The Company expects to evaluate preliminary results for its second well in Q3 and plan on drilling two additional tests in the Circus play during Q3 and Q4.

Lochend Cardium Play, Alberta
Equal’s first 2010 Cardium well at 1-22 has been equipped and on production since June 27, 2010, and contributed approximately 460 bbls/day to the Q2 exit rate, averaging approximately 340 bbls/day of 41 API oil since July 1.  The second Cardium well at 13-32 was stimulated with a multi stage fracture treatment on July 5, has recovered its fracture fluid, produced clean oil, but is currently shut-in for required pressure testing and equipping.  The Company expects preliminary results for this well later in Q3.  While initial results on both wells are in line with expectations, long-term stabilized production rates for these wells will take some time to determine.

Provost Dina PPP, Alberta
Equal’s first two wells in this development program have been drilled with 250 metre laterals.  One well has been on production since June 24, 2010 with an initial production (48 hours) rate at 60 bbls/day of clean oil (30 bbls/day net).  The second well encountered water and is being assessed as a vertical recompletion candidate.  A further four wells are contemplated during 2010.

Don Klapko, President and CEO, said: “We are pleased with the early results from our recent drilling activities in both the Alberta Cardium and Oklahoma Circus Viola plays.  Both of these areas have the potential to add meaningful new oil production to the company.  The Hunton resource play remains a key focus because the liquids-rich production stream generates solid returns even at modest gas prices, and this play represents over half of Equal’s current total daily production. We have experienced a 97% drilling success rate in the Hunton and achieved low finding and development costs.  We’re going to be spudding our first 2010 well there later this month.”

Don Klapko continued: “We are committed to the long-term development of our Hunton leasehold for the benefit of shareholders; however, we may slow our pace of development in the play given the uncertainty associated with the previously announced Chapter 11 filings by our former farmout partner.  We are prepared to reallocate capital to other high quality projects in our portfolio as required. As a result of this flexibility in our drilling slate, we anticipate meeting our full-year production targets.”

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.